Exhibit 99.2

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE three AND NINE-MONTH PERIOD

ENDED SEPTEMBER 30, 2026

TABLE OF CONTENTS

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2026

1.	MANAGEMENT DISCUSSION & ANALYSIS	2
2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2
3.	LIMITATIONS OF KEY METRICS AND OTHER DATA	3
4.	OVERVIEW OF 3Q26	4
5.	FINANCIAL RESULTS	11
5.1	Basis of financial discussion	11
5.2	Selected interim information	11
5.3	Other financial information	12
5.4	Selected financial information	14
5.5	Summary of quarterly results	15
5.6	Liquidity and capital resources	15
5.7	Cash flow summary	17
6	TRANSACTIONS BETWEEN RELATED PARTIES	17
7	DISCLOSURE OF OUTSTANDING SHARE DATA	19
8	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	19
9	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING	20
10	ADDITIONAL INFORMATION	20

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2026	1

1.	MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Bragg Gaming Group Inc. on a consolidated basis, for the three and nine months ended September 30, 2026 (“3Q26”). References to “Bragg” or the “Company” in this MD&A refer to Bragg Gaming Group Inc. and its subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the information presented in the interim unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2026 (the “Interim Financial Statements”).

For reporting purposes, the Company prepared the Interim Financial Statements in European Euros (“EUR”) and, unless otherwise indicated, in conformity with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Interim Financial Statements. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Interim Financial Statements.

This MD&A references non-IFRS financial measures and metrics, including those under the headings “Selected Financial Information” and “Other Financial Information” below. The Company believes these non-IFRS financial measures and metrics will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures and metrics may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. The non-IFRS measures and metrics used in this MD&A are “EBITDA”, “Adjusted EBITDA”, and “Adjusted EBITDA Margin”. See “Financial Results - Other Financial Information” in this MD&A for a reconciliation of these non-IFRS measures and metrics to their closest comparable IFRS measures and metrics.

Unless otherwise stated, in preparing this MD&A the Company has considered information available to it up to November 13, 2026, the date the Company’s Board of Directors (the “Board”) approved this MD&A.

2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws in Canada and the U.S., including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and projections and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies (including the Company’s strategic realignment and headcount reductions, the expected annualized cost savings therefrom, the integration of acquired businesses and the Company’s ability to forecast and provide guidance for the combined business), projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries. Although the Company and management believe the expectations and projections reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations and projections will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2026	2

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Company’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Company’s markets and the markets in which it plans to compete, risks associated with its strategic alliances, the impact of entering new markets on the Company’s operations, and risks associated with new or proposed gaming regulations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. For a detailed description of risk factors associated with the Company, please refer to the “Risk Factors” section in the Company’s current annual information form (the “AIF”), a copy of which is available electronically on the Company’s website, under the Company’s SEDAR+ profile at www.sedarplus.ca and under the Company’s EDGAR profile at www.sec.gov/search-filings.

This MD&A may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook on Bragg’s proposed activities and potential results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including assumptions with respect to customer growth and market expansion. Bragg and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments; however, the actual results of operations of Bragg and the resulting financial results may vary from the amounts set forth herein and such variations may be material. FOFI contained in this MD&A was made as of the date of this MD&A and Bragg disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

Shareholders and investors should not place undue reliance on forward-looking statements and FOFI as the plans, assumptions, intentions or expectations and projections upon which they are based might not occur. The forward-looking statements and FOFI contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Company, forward-looking statements and FOFI in this MD&A describe the Company’s expectations and projections as of November 13, 2026, and, accordingly, are subject to change after such date. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

3.	LIMITATIONS OF KEY METRICS AND OTHER DATA

The Company’s selected financial information is calculated using internal Company data. While these numbers are based on what the Company believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Company’s selected financial information and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Company’s non-IFRS measures, see the information presented in “Other Financial Information” below. The Company continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Company’s methodology.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2026	3

4.	OVERVIEW OF 3Q26

Bragg Gaming: Overview and Strategy

Bragg is a content-driven business-to-business (“B2B”) iGaming and vertically integrated technology provider. Its suite of iGaming content and technology, commercial relationships and operational licenses allows it to offer a complete gaming solution in regulated online gaming markets globally. Its premium content portfolio currently includes over 10,000 casino game titles, including proprietary games developed by its in-house studios, exclusive titles developed by third-party partners on its remote games server as well as aggregated, licensed games from top studios around the world.

The Company’s proprietary suite of products includes a player account management (“PAM”) platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Company’s technology was developed on a greenfield basis and is not dependent on legacy code. The Company’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including in North American, South American and European iGaming markets.

The Company was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Company completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”), a full turnkey iGaming solutions provider with an established customer base in Europe and Latin America.

In June 2021, the Company acquired Wild Streak LLC, doing business as Wild Streak Gaming (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in the U.S. and Europe.

In June 2022, the Company acquired Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions.

In September 2022, the Company consolidated its group of companies including Oryx, Wild Streak and Spin under the single brand name, Bragg.

In July 2026, the Company acquired Drayton International (“Drayton”), a diversified gaming technology and content platform comprising equity interests in five game development studios and three proprietary technology and distribution platforms.

The Company is dual-listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”), both under the symbol BRAG.

The Company aims to grow its business as a vertically integrated B2B provider to regulated online casinos, regulated online sports betting, lottery and land-based casino offerings in global markets.

Driven by an experienced management team and offering its differentiated content portfolio, software-as-a-service technology and managed services, the Company aims to be a leading vertically integrated B2B provider to regulated online casinos, regulated online sports betting, lottery and land-based casino offerings in global markets.

Financial performance for the three months ended September 30, 2026

The Company has continued to execute against its strategic objectives, reducing its headcount and streamlining its cost base to strengthen margins, while expanding through the acquisition of Drayton.

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The Company has only one operating segment: B2B online gaming, and as at September 30, 2026, it derived 84% of its revenue from its games and content services, with the remainder of its revenue coming from iGaming platform and Turnkey solutions in addition to strategic technology licensing. The Company’s customer base consists only of online gaming operators. The principal products and services provided by the Company are the licensing of its iGaming technology, games and content, and managed services. For the three months ended September 30, 2026, the majority of the Company’s operating revenue was geographically based in Europe, though this segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Drayton has been accounted for as a business combination under IFRS 3 Business Combinations and the Company has consolidated Drayton’s financial position and performance from the acquisition date of July 22, 2026 in the Interim Financial Statements for the three and nine months ended September 30, 2026.

Drayton is a wholly owned subsidiary of the Company, which in turn has equity interests in seven subsidiaries as follows: 3 Shores LLC (100%), Vision Plai LLC (100%), ARC iGaming LLC (100%), Boomerang Studios Pty Ltd (54.45%), Rise Gaming Pty Ltd (54.00%), Neotopia Gaming Pty Ltd (24.00% held directly and a further 43.00% held through Boomerang Studios Pty Ltd) and Dream Streak Gaming Pty Ltd (48.50% held directly and a further 3.00% held through Boomerang Studios Pty Ltd), which develop and supply online casino game content and related software, and which are controlled by the Company and consolidated, with a non-controlling interest recognized for the remaining shareholders, where equity interest is less than 100%. Drayton also holds an equity interest in HITSqwad Interactive Gaming Ltd (37.50%), which supplies omni-channel casino games and jackpot technology and is not controlled by the Company; the Company has significant influence over it and accounts for it as an associate using the equity method.

Revenue

For the three months ended September 30, 2026, the Company’s revenue1 decreased from the same period in the previous year by 23% to EUR 20.6m (3Q25: EUR 26.8m), which includes EUR 0.7m of revenue generated by Drayton since acquisition to the end of 3Q26. At group level, the decrease is mainly driven by anticipated roll-off of legacy platform contracts in the Netherlands and lower revenue in other markets, reflecting regulatory and customer-specific factors.

On September 25, 2026, the President of Brazil signed a provisional measure suspending licensed online betting and online casino gaming, under which licensed operators were required to cease operating from October 6, 2026. The measure requires approval by Brazil’s National Congress to remain in force and is the subject of court challenges brought by industry associations. The Company ceased supplying its licensed Brazilian customers in line with that timetable. Revenue from customers contracted in Brazil was EUR 2.0m for the three months ended September 30, 2026 (3Q25: EUR 3.1m) and EUR 7.4m for the nine months ended September 30, 2026 (nine months ended September 30, 2025: EUR 7.8m). Brazilian revenue is predominantly lower margin aggregated content revenue, and its contribution to gross profit and to cash flow is substantially lower than its contribution to revenue.

As at September 30, 2026, trade receivables due from customers in Brazil were EUR 2.0m, or approximately 11% of total trade receivables, of which EUR 0.5m has been collected in the ordinary course as at the date of this MD&A. Based on collections to date and the credit quality of these customers, no significant expected credit loss has been recognized.

Total game and content products revenue amounted to EUR 17.2m (3Q25: EUR 22.6m) and accounted for 84% (3Q25: 84%) of total revenues. The decrease is primarily attributable to third-party aggregated content, as certain operators moved to contract directly with game providers.

Gross Profit and Gross Margin

Gross profit decreased compared to the same period in the previous year by 21% to EUR 11.6m (3Q25: EUR 14.7m) with gross margin slightly increasing by 155 bps, to 56% (3Q25: 55%). The decrease in gross profit is driven by the decrease in revenue, with a focus on maintaining quality of revenue. The Drayton business accounted for EUR 0.6m of the total gross profit of EUR 11.6m during the three months ended September 30, 2026.

Expenses

Selling, general and administrative expenses decreased compared to the same period in the previous year by 5% to EUR 15.0m (3Q25: EUR 15.9m).

[1]	Revenue includes group share in Game and content, platform fees and management and turnkey solutions.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2026	5

These changes in the quarter were driven by the following:

(a)	Salaries and subcontractors decreased by 30% on an underlying basis, which excludes Exceptional costs, and this was driven by lower headcount and operational efficiencies. On a reported basis, salaries and subcontractors decreased to EUR 5.7m (3Q25: EUR 6.8m), reflecting restructuring-related termination costs of EUR 1.1m incurred in 3Q26 and classified as Exceptional costs outside of the Adjusted EBITDA.

(b)	Share based compensation costs remained negligible at less than EUR 0.1m (3Q25: less than EUR 0.1m).

Total employee costs (including share-based compensation charge) decreased by EUR 1.2m to EUR 5.6m (3Q25: EUR 6.8m).

(c)	Information technology and hosting decreased by EUR 0.1m to EUR 1.4m (3Q25: EUR 1.5m), with spend being mainly on hosting and security enhancements.

(d)	Professional fees increased by EUR 0.2m to EUR 1.4m (3Q25: EUR 1.2m) generally comprising audit and tax advisory, legal, compliance, regulatory and licensing costs.

(e)	Corporate costs decreased to less than EUR 0.1m (3Q25: EUR 0.3m) primarily reflecting lower external legal and advisory fees, as statutory reporting requirements were largely performed in-house in 3Q26, compared to engaging with external advisors for those in the same period in the previous year.

(f)	Sales and marketing decreased by EUR 0.2m to less than EUR 0.1m (3Q25: EUR 0.2m) primarily due to scaling down on marketing spend by streamlining and reshaping existing initiatives. Costs of attendance at industry events during 3Q26, including G2E and SBC Lisbon, are recorded within other operational costs.

(g)	Bad debt expense was an expense of EUR 0.2m (3Q25: credit of EUR 0.4m). 3Q26 expense reflects timing of recovering outstanding customer balances, while the credit in the same period in the previous year was due to a one-off provision release following a change in the applied credit loss methodology.

(h)	Other operational costs increased by EUR 0.3m to EUR 0.7m (3Q25: EUR 0.4m) primarily due to hold-back payments made in connection with the Company’s past acquisition of Spin. Other operational costs mainly comprise corporate insurance, rent, rates and utilities.

(i)	Transaction and acquisition costs of EUR 0.4m (3Q25: EUR 0.4m) were incurred in connection with the acquisition of Drayton, of which EUR 0.3m was settled through the issuance of 180,000 common shares, as set out in Note 5 to the Interim Financial Statements. EUR 0.4m incurred in 3Q25 related to one-off origination costs in respect of the revolving credit facility.

Profitability

For the three months ended September 30, 2026, total operating loss amounted to EUR 3.2m (3Q25: operating loss of EUR 1.2m), an increase in loss of EUR 2.0m. This reflects the decrease in gross profit of EUR 3.1m, partly offset by a decrease in selling, general and administrative expenses of EUR 0.9m and a gain on remeasurement of warrant liability of EUR 0.2m.

The Company’s Adjusted EBITDA decreased compared to the same period in the previous year to EUR 3.0m (3Q25: EUR 4.4m). Adjusted EBITDA Margin decreased by 204 bps to 15% (3Q25: 17%). The margin decrease reflects a decline in gross profit of EUR 3.1m as a result of lower top-line revenue, which outweighs the EUR 1.6m of cost-savings across operating expenses, being a result of strategic realignment and headcount reductions to deliver integration and optimization. For an explanation of the components of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation to Net Loss, see “Financial Results – Other Financial Information” in this MD&A.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2026	6

Cash Flow

Cash flows generated from operating activities for the three months ended September 30, 2026, amounted to an inflow of EUR 0.2m (3Q25: EUR 2.4m) with the underlying operating performance decreasing to EUR 1.6m (3Q25: EUR 4.1m), offset by negative movement in working capital of EUR 0.1m and income taxes paid of EUR 1.3m (3Q25: negative movement in working capital of EUR 1.3m and income taxes paid of EUR 0.3m).

Cash flows used in investing activities amounted to an outflow of EUR 2.0m (3Q25: EUR 3.5m), as a result of slightly higher investment in software development costs of EUR 3.5m (3Q25: EUR 3.1m), with that being partially offset by cash acquired on acquisition of Drayton of EUR 1.5m and no further investments in associates (3Q25: EUR 0.3m).

Cash flows from financing activities amounted to an inflow of EUR 1.1m (3Q25: EUR 0.1m) primarily reflecting the EUR 1.1m of proceeds from the private placement received in 3Q26 upon the completion of the Drayton acquisition, with other financing movements in 3Q26 broadly offsetting.

Financial performance in the nine months ended September 30, 2026

Revenue

The Company’s revenue for the nine months ended September 30, 2026, decreased from the same period in the previous year by 12% to EUR 69.2m (nine months ended September 30, 2025: EUR 78.4m). The Company’s period-on-period decrease in revenue is mainly driven by the anticipated roll-off of legacy platform contracts in the Netherlands and lower revenue in other markets, reflecting regulatory and customer-specific factors.

Gross Profit and Gross Margin

Gross profit for the nine months ended September 30, 2026, decreased from the same period in the previous year by 12% to EUR 37.7m (nine months ended September 30, 2025: EUR 42.7m), with gross margin remaining flat at 54% (nine months ended September 30, 2025: 54%). The gross profit decrease is primarily due to the aforementioned decrease in revenue.

Expenses

Selling, general and administrative expenses decreased from the same period in the previous year by 7% to EUR 44.5m (nine months ended September 30, 2025: EUR 47.8m) representing 64% of total revenue (nine months ended September 30, 2025: 61%). The lower expenditure is mainly driven by the following decreases compared to the same period in the previous year: EUR 1.2m in salaries and subcontractors, driven by lower headcount and operating efficiencies through restructuring, EUR 1.5m in share-based compensation, reflecting a lower fair value of share appreciation rights driven by the lower share price at the end of the period, and EUR 1.0m in bad debt expense due to releases of historical provisions no longer required as well as improved customer collections. Those decreases were partially offset by one-off M&A transaction and group-wide restructuring costs incurred during 2026.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2026	7

Profitability

The Company’s Adjusted EBITDA decreased compared to the same period in the previous year by 12% to EUR 10.5m (nine months ended September 30, 2025: EUR 12.0m), with Adjusted EBITDA Margin remaining relatively flat at 15% (nine months ended September 30, 2025: 15%). Operating loss amounted to EUR 6.6m (nine months ended September 30, 2025: EUR 5.2m), an increase in loss of EUR 1.4m as a result of decrease in gross profit, as discussed in the previous section, partially offset by lower total employee costs and reduction in bad debt expense. For an explanation of the components of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation to Net Loss, see “Financial Results - Other Financial Information” in this MD&A.

Management expects that the group-wide strategic realignment and headcount reductions carried out during the nine months ended September 30, 2026 will generate run-rate cost savings, with these initiatives focused on integration and optimization.

Cash Flow

Cash flows generated from operating activities for the nine months ended September 30, 2026 amounted to an inflow of EUR 6.0m (nine months ended September 30, 2025: EUR 9.5m) with the underlying operating performance amounting to EUR 8.1m (nine months ended September 30, 2025: EUR 11.3m), coupled with negative movement in working capital of EUR 0.3m and income taxes paid of EUR 1.8m (nine months ended September 30, 2025: negative movement in working capital of EUR 1.4m and income taxes paid of EUR 0.4m).

Cash flows used in investing activities amounted to an outflow of EUR 9.0m (nine months ended September 30, 2025: EUR 10.7m), mainly comprising investment in software development costs.

Cash flows used in financing activities amounted to an outflow of EUR 0.7m (nine months ended September 30, 2025: EUR 5.1m), with the difference mainly due to proceeds received from private placement of EUR 1.1m in 3Q26, compared to net negative movement in the same period in the previous year of EUR 3.4m, made up of repayment of promissory note of EUR 6.1m and proceeds from revolving credit facility of EUR 2.8m.

Financial Position

Cash and cash equivalents as at September 30, 2026, amounted to EUR 2.5m (December 31, 2025: EUR 6.7m), a decrease of EUR 4.2m as a result of EUR 6.0m cash generated from operating activities, offset by EUR 9.0m used in investing activities, EUR 0.7m used in financing activities, and EUR 0.5m of foreign exchange loss.

Trade and other receivables as at September 30, 2026, totalled EUR 17.7m (December 31, 2025: EUR 21.1m), with the decrease driven by improved customer cash collections.

Trade payables and other liabilities as at September 30, 2026, decreased by EUR 2.9m to EUR 22.6m (December 31, 2025: EUR 25.5m), primarily driven by timing of payments.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2026	8

Others

•	Drayton Acquisition and Private Placement: On July 22, 2026, the Company completed the acquisition of all of the issued and outstanding securities of Drayton (the “Transaction”).

The aggregate consideration was satisfied entirely through the issuance of 4,500,000 common shares of the Company (the “Consideration Shares”), with a fair value of EUR 6.6m as at the date of the acquisition. Certain former shareholders of Drayton who received Consideration Shares are also subject to a lock-up pursuant to which they may not sell, transfer, dispose of, or otherwise deal in their Consideration Shares for up to 24 months following closing of the Transaction, with 25% of the locked-up Consideration Shares released at 12, 15, 18 and 24 months following closing of the Transaction. The Company also holds rights of first offer and matching rights over each of Drayton's five portfolio studios that are not wholly-owned.

In connection with the completion of the Transaction, the release conditions under the Company’s non-brokered private placement of 751,445 subscription receipts (the “Offering”), which were issued at a price of USD 1.73 per subscription receipt on June 22, 2026, were satisfied. The subscription receipts were automatically exchanged, without further action or additional consideration, for an equal number of common shares and non-transferable common share purchase warrants of the Company. Each warrant is exercisable into one common share at an exercise price of USD 2.16 for 36 months from completion of the Transaction, subject to acceleration in certain circumstances. The Offering’s escrowed proceeds of approximately EUR 1.1m (approximately USD 1.3m) were released to the Company on July 22, 2026.

•	Financing: During the nine months ended September 30, 2026, the Company repaid EUR 0.2m of its outstanding revolving credit facility, which is with a Tier One Canadian financial institution allowing for withdrawal of a maximum aggregate amount of up to USD 6.0m. During the nine months ended September 30, 2026, the Company did not make any further draw downs from this available facility.

On July 22, 2026, the Company obtained the consent of its lender to the aforementioned Transaction and renewed the revolving credit facility for a further year on terms consistent with the existing arrangement.

•	Share Capital: As of September 30, 2026, the number of issued and outstanding shares was 31,063,404 (December 31, 2025: 25,553,293), the number of outstanding awards from equity incentive plans was 1,437,789 (December 31, 2025: 1,003,842), and the number of outstanding warrants (including the 751,445 warrants issued in connection with the Offering) was 1,730,493 (December 31, 2025: 979,048).

•	Employees: As of September 30, 2026, the Company had 390 employees, contractors, and subcontractors (September 30, 2025: 537) across Europe, North America, South America, and India.

On July 9, 2026, the Company announced a further set of organizational and operational measures, including a reduction of approximately 19% of its global workforce, bringing the total reduction to approximately 27% since the beginning of the financial year. These measures are expected to deliver additional annualized cash savings of approximately EUR 6.0m once fully implemented, bringing total expected annualized cash savings to approximately EUR 10.5m when combined with the restructuring announced on January 8, 2026.

Strategic Progress

Bragg continuously delivers on its focused, global strategy of becoming a leader in iGaming, providing a suite of best-in-class online casino content and technology solutions available in more than 30 regulated iGaming jurisdictions worldwide.

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The Company creates and delivers online casino content, including leading-edge proprietary content and top-tier online casino games from third-party studios. Bragg also serves as an enablement partner for online casino, sports betting and lottery operators looking to launch, run, scale and optimize their websites and apps for maximum success.

With a strong focus on the end user experience, Bragg leverages advanced analytics and increasingly powerful Artificial Intelligence (“AI”) with the aim of enhancing player engagement, maximizing revenue potential and driving smarter, more efficient iGaming operations.

The Company’s strategic focus areas to achieve its vision are:

a)	Shifting Revenue Concentration

The Company aims to increase the percentage of revenue derived from the development and delivery of proprietary online casino content in order to provide a more margin-accretive mix and to improve profitability, to further the Company’s goal of reducing reliance on revenue from aggregated, non-exclusive online casino content by year-end.

b)	Drayton Transaction

In July 2026, the Company completed the acquisition of Drayton, a strategic transaction designed to accelerate Bragg’s presence in the regulated U.S. sports betting and horse racing markets. Drayton brings established technology and operational capabilities in these verticals, along with equity interests in a portfolio of licensed gaming studios. These studio relationships broaden Bragg’s access to proprietary game content and features, which the Company intends to integrate across its existing platform, Hub, and PAM infrastructure.

The acquisition was undertaken to strengthen the Company’s content creation capabilities for the North American market and to realize synergies as the portfolio of studios reaches scale.

On a pro forma basis, management estimates that, had the acquisition taken place at the beginning of the fiscal year, Drayton would have contributed revenue of EUR 2.4m (USD 2.8m) and profit before income taxes of EUR 0.2m (USD 0.3m) for the nine months ended September 30, 2026. From the acquisition date of July 22, 2026, to September 30, 2026, Drayton contributed revenue of EUR 0.7m (USD 0.7m) and profit before income taxes of EUR 0.3m (USD 0.4m), at a post-acquisition margin of 48%. Both are set out in Note 4 to the Interim Financial Statements. United States dollar amounts are translated at the September 30, 2026, rate of USD 1.1355 per EUR 1.00.

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These amounts are presented on a consolidated basis and include the full results of the subsidiaries the Company controls, with the share attributable to other shareholders presented separately as non-controlling interest. The portfolio was cash generative and self-funding from the date of acquisition and required no funding from the Company. Significant work remains to integrate the studios, align their content roadmap with the Company’s platform, Hub and PAM infrastructure, and bring the acquired technology and distribution assets to scale.

c)	U.S. Market Penetration

Bragg believes that it is strategically positioned for significant growth in the U.S. market through the leveraging of its proprietary and exclusive content portfolio. Bragg has successfully integrated with top-tier operators including FanDuel, DraftKings, Rush Street, Caesars and BetMGM and secured licenses in key iGaming states. The Company expects further states to introduce regulatory frameworks for online casino operations in the coming years. The Company believes that it is well positioned to scale with the market. With technical integrations and commercial agreements already in place with the leading U.S. facing online casino operators, management believes that the projected costs and barriers for the Company to roll out in newly regulated U.S. jurisdictions are low, or negligible.

d)	Operational Excellence and Profitability

Following the initial restructuring announced on January 8, 2026, the Company announced on July 9, 2026 a further reduction of approximately 19% of its global workforce. Together these measures are expected to yield approximately EUR 10.5m in annualized cash savings once fully implemented.

e)	Brazil

Following the provisional measure described above, the Company ceased supplying its licensed Brazilian customers from October 6, 2026.

Outlook

The suspension of licensed online gaming in Brazil, described above, took effect after the end of the third quarter. Other than as described in this MD&A, the Company is not currently aware of any other material change to the operating conditions that applied during the quarter.

Management is focused on optimizing the combined business and integrating the assets acquired with Drayton to strengthen the Company’s content creation and delivery capabilities. Following the leadership transition announced on November 6, 2026, under which Morten Tonnesen was appointed Interim Chief Executive Officer, management is refining the Company’s direction. The near-term focus is disciplined execution, improved balance sheet strength and operating cash flow, and the development and deployment of the Company’s technology, content and services, with the objective of driving growth and delivering shareholder value.

5.	FINANCIAL RESULTS

5.1	BASIS OF FINANCIAL DISCUSSION

The financial information presented below has been prepared to examine the results of operations from continuing activities.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2026	11

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, British pound sterling, Brazilian real, and Australian dollar due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

5.2	SELECTED INTERIM INFORMATION

The primary non-IFRS financial measure which the Company uses is Adjusted EBITDA. When internally analyzing underlying operating performance, management excludes certain items from EBITDA (earnings before interest, tax, depreciation, and amortization).

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
EUR 000	2026	2025	2026	2025
Revenue	20,631	26,804	69,175	78,388
Net Loss	(4,287)	(2,305)	(8,348)	(6,774)
EBITDA	1,145	4,027	7,341	9,688
Adjusted EBITDA	3,001	4,445	10,539	11,988

Basic Loss Per Share	(0.15)	(0.09)	(0.31)	(0.27)
Diluted Loss Per Share	(0.15)	(0.09)	(0.31)	(0.27)

	As at	As at
	September 30,	December 31,
	2026	2025
Total assets	94,771	99,349
Total non-current liabilities	3,222	3,953

Dividends paid	nil	nil

As at September 30, 2026, non-current financial liabilities primarily consist of EUR 1.8m in lease obligations on right of use assets in relation to office leases (December 31, 2025: EUR 2.7m).

With the exception of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, the financial data has been prepared to conform with IFRS as issued by the International Accounting Standards Board. These accounting principles have been applied consistently for all reporting periods presented.

5.3	OTHER FINANCIAL INFORMATION

To supplement its Interim Financial Statements presented in accordance with IFRS, the Company considers certain financial measures and metrics that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures and metrics in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures and metrics help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2026	12

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. The Company uses the non-IFRS financial measures and metrics “EBITDA”, “Adjusted EBITDA” and “Adjusted EBITDA Margin”, each as defined below in this MD&A. The most directly comparable financial measure to each of EBITDA and Adjusted EBITDA is Net Loss. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company’s management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

The Company defines such non-IFRS measures as follows:

“EBITDA” means net income (loss) plus interest, taxes, depreciation and amortization; provided that all revenue, costs and expenses shall be recorded on an accrual basis. The Company’s method of calculating EBITDA may differ from the method used by other issuers and, accordingly, the Company’s EBITDA calculation may not be comparable to similarly titled measures used by other issuers.

“Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (iii) adding back or deducting gain (loss) on lease modification; (iv) adding back or deducting gain (loss) on re-measurement of deferred consideration; (v) adding back certain exceptional costs; (vi) adding back transaction and acquisition costs; (vii) adding back or deducting gain (loss) on disposal of tangible assets; (viii) adding back or deducting gain (loss) on re-measurement of warrant liability; and (ix) share of profit or loss of associates. “Adjusted EBITDA Margin” means Adjusted EBITDA divided by revenue.

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A reconciliation of Net Loss to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
EUR 000	2026	2025	2026	2025
Net Loss	(4,287)	(2,305)	(8,348)	(6,774)
Income taxes (recovery) expense	232	886	662	967
Loss Before Income Taxes	(4,055)	(1,419)	(7,686)	(5,807)
Net interest expense and other financing charges	221	217	472	577
Depreciation and amortization	4,979	5,229	14,555	14,918
EBITDA	1,145	4,027	7,341	9,688
Depreciation of right-of-use assets	(341)	(341)	(1,019)	(770)
Lease interest expense	(17)	(31)	(72)	(83)
Gain on lease modification	—	(4)	(56)	(105)
Share based compensation	(7)	4	138	1,589
Transaction and acquisition costs	414	412	713	412
Exceptional costs	1,988	378	3,680	1,100
Gain on disposal of tangible assets	(6)	—	(11)	—
Gain on remeasurement of warrant liability	(184)	—	(184)	—
Share of loss of associates	9	—	9	—
Loss on remeasurement of deferred consideration	—	—	—	157
Adjusted EBITDA	3,001	4,445	10,539	11,988

Exceptional costs and Transaction and acquisition costs during the three and nine months ended September 30, 2026, amounted to a total of EUR 2.4m and EUR 4.4m, respectively, mainly relating to M&A transaction costs incurred in relation to the Drayton acquisition, private placement and restructuring-related termination costs.

Exceptional costs and Transaction and acquisition costs during the three and nine months ended September 30, 2025, amounted to a total of EUR 0.8m and EUR 1.5m, respectively, relating to legal and professional costs associated with non-recurring corporate and regulatory matters, employee retention incentives, and origination costs in respect of the revolving credit facility.

Gain on remeasurement of warrant liability during the three and nine months ended September 30, 2026, was in respect of the remeasurement of the fair value of warrants issued upon the completion of the private placement, with 751,445 warrants being issued.

Loss on remeasurement of deferred consideration during the nine months ended September 30, 2025, was in respect of the remeasurement of the present value of deferred share consideration in relation to the acquisition of Spin, which was fully settled on June 5, 2025, with the issuance of 371,496 shares.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2026	14

5.4	SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
EUR 000	2026	2025	2024	2026	2025	2024
Revenue	20,631	26,804	26,169	69,175	78,388	74,841
Operating Loss	(3,244)	(1,202)	(406)	(6,624)	(5,230)	(2,889)
EBITDA	1,145	4,027	3,924	7,341	9,688	9,312
Adjusted EBITDA	3,001	4,445	4,083	10,539	11,988	11,109

	As at	As at
	September 30,	December 31,
	2026	2025
Total assets	94,771	99,349
Total liabilities	30,868	36,647

TRADE AND OTHER RECEIVABLES

	As at	As at
	September 30,	December 31,
EUR 000	2026	2025
Trade receivables	17,289	20,398
Sales tax	390	724
Trade and other receivables	17,679	21,122

The following is an aging of the Company’s trade receivables:

	As at	As at
	September 30,	December 31,
EUR 000	2026	2025
Less than one month	15,916	17,858
Between one and three months	1,265	2,697
Greater than three months	982	1,370
	18,163	21,925
Provision for expected credit losses	(874)	(1,527)
Trade receivables	17,289	20,398

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TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	September 30,	December 31,
EUR 000	2026	2025
Trade payables	10,638	9,148
Accrued liabilities	11,916	16,300
Other liabilities	49	72
Trade payables and other liabilities	22,603	25,520

5.5	SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Company.

	2026			2025				2024
EUR 000	3Q26	2Q26	1Q26	4Q25	3Q25	2Q25	1Q25	4Q24
Revenue	20,631	22,892	25,652	27,686	26,804	26,079	25,505	27,160
Operating loss	(3,244)	(1,941)	(1,439)	(88)	(1,202)	(2,348)	(1,680)	(654)
EBITDA	1,145	2,952	3,244	4,419	4,027	2,621	3,040	4,039
Adjusted EBITDA	3,001	3,522	4,016	4,561	4,445	3,459	4,084	4,682
Loss per share — Basic	(0.15)	(0.11)	(0.05)	(0.05)	(0.09)	(0.07)	(0.11)	(0.03)
Loss per share — Diluted	(0.15)	(0.11)	(0.05)	(0.05)	(0.09)	(0.07)	(0.11)	(0.03)

5.6	LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is its cash generated from operations. The Company also uses debt financing facilities, which provide additional capital to be used for operating expenditure and for the achievement of greater financial flexibility.

Revolving credit facility

During the nine months ended September 30, 2026, the Company repaid EUR 0.2m of its outstanding revolving credit facility, which is with a Tier One Canadian financial institution allowing for withdrawal of a maximum aggregate amount of up to USD 6.0m. The associated securities, customary legal and financial covenants, and applicable interest rates are disclosed in the notes of the Interim Financial Statements. The drawdown balance on this facility is CAD 4.5m in CDN$ Term CORRA loans and CAD 0.7m in CDN$ Prime Rate loans as at September 30, 2026 (as at December 31, 2025: CAD 4.5m in CDN$ Term CORRA loans and CAD 1.1m in CDN$ Prime Rate loans).

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The Company calculates its working capital requirements from continuing operations as follows:

	As at	As at
	September 30,	December 31,
EUR 000	2026	2025
Cash and cash equivalents	2,478	6,658
Trade and other receivables	17,679	21,122
Prepaid expenses and other assets	3,937	3,905
Current liabilities excluding loans payable	(24,380)	(29,182)
Net working capital	(286)	2,503
Loans payable	(3,266)	(3,512)
Net current assets	(3,552)	(1,009)

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at September 30, 2026 are below:

	2027	2028	2029	2030	2031	Thereafter	Total
Trade payables and other liabilities	22,603	—	—	—	—	—	22,603
Lease obligations on right of use assets	1,458	1,230	366	191	-	—	3,245
Loans payable	3,251	—	—	—	—	—	3,251
Share appreciation rights liability	2,569	1,171	-	—	—	—	3,740
Other non-current liabilities	4	11	53	10	14	504	596
	29,885	2,412	419	201	14	504	33,435

MARKET RISK

The Company is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

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LIQUIDITY RISK

The Company is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

5.7	CASH FLOW SUMMARY

The highlights of cash flow from continuing operations include:

	Nine Months Ended September 30,
EUR 000	2026	2025
Operating activities	5,975	9,499
Investing activities	(8,997)	(10,734)
Financing activities	(664)	(5,070)
Effect of foreign exchange	(494)	(1,138)
Net cash flow	(4,180)	(7,443)

Cash flows used in investing activities are primarily due to additions to intangible assets of EUR 10.4m (nine months ended September 30, 2025: EUR 9.5m).

	Nine Months Ended September 30,
EUR 000	2026	2025
Purchases of property and equipment	(80)	(294)
Additions of intangible assets	(10,429)	(9,540)
Cash acquired on business combination	1,512	—
Loan receivables	—	(400)
Investment in associates	—	(500)
Cash flows used in investing activities	(8,997)	(10,734)

Cash flows used in financing activities amounted to an outflow of EUR 0.7m (nine months ended September 30, 2025: EUR 5.1m), with the difference mainly due to proceeds received from private placement of EUR 1.1m in current period compared to net negative movement in the same period in the previous year of EUR 3.4m (repayment of promissory note of EUR 6.1m and proceeds from revolving credit facility of EUR 2.8m).

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	Nine Months Ended September 30,
EUR 000	2026	2025
Proceeds from private placement	1,139	—
Proceeds from exercise of stock options	—	50
Repayment of lease liability	(1,020)	(922)
Proceeds from loans payable	—	2,753
Repayment of loans payable	(242)	(6,139)
Interest and financing fees	(541)	(812)
Cash flows used in financing activities	(664)	(5,070)

Other than the issuance of the Consideration Shares in satisfaction of the purchase price for Drayton and the issuance of 180,000 common shares in settlement of transaction costs, there have been no significant non-cash transactions from investing and financing activities in either period.

6	TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this section.

All related party transactions and balances disclosed in this section relate to individuals or entities that met the definition of a related party in accordance with IAS 24 at the time the transactions occurred. Where individuals or entities ceased to meet this definition, transactions and balances are disclosed only for the period during which the related party relationship existed.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team.

Transactions with Shareholders, Key Management Personnel and Board of Directors

Transactions recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Salaries and subcontractors	(507)	(382)	(1,479)	(1,906)
Share based compensation	(18)	18	(199)	(1,033)
Gain on remeasurement of warrant liability	113	—	113	—
	(412)	(364)	(1,565)	(2,939)

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Balances due to/from shareholders, key management personnel and Board of Directors are set out as follows:

	As at	As at
	September 30,	December 31,
Interim unaudited condensed consolidated statements of financial position	2026	2025
Accrued liabilities	(106)	(382)
Share appreciation rights liability	(145)	(401)
Warrant liability	(136)	—
Net related party payable	(387)	(783)

Other transactions with shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

	Nine Months Ended September 30,
Interim unaudited condensed consolidated statements of changes in equity	2026	2025
Shares issued for business combination
Share capital	2,856	—
Shares issued upon completion of private placement
Share capital	453	—
Exercise of DSUs, RSUs and FSOs
Contributed surplus	(323)	(87)
Share capital	323	124
Net movement in equity	3,309	37

	Three Months Ended September 30,		Nine Months Ended September 30,
Interim unaudited condensed consolidated statements of cash flows	2026	2025	2026	2025
Proceeds from private placement	701	—	701	—
Proceeds from exercise of options	—	—	—	37
	701	—	701	37

7	DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	September 30,	November 13,
	2026	2026
Common Shares	31,063,404	31,095,054
Warrants	1,730,493	1,730,493
Fixed Stock Options	1,267,658	1,263,788
Deferred Share Units	260,131	278,321
	34,321,686	34,367,656

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2026	20

8	MATERIAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The interim unaudited condensed consolidated financial statements were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same critical accounting estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2025, which are available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/search-filings under the Company’s name, with the exception of a number of new material accounting policies and critical accounting estimates and judgments adopted during the interim period ended September 30, 2026.

9	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as of the date of this MD&A.

There have been no material changes in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2026, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. The Company continues to review and improve its internal control environment and enhancements have been made throughout the current financial period and previous financial year.

Disclosure controls and procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as of the date of this MD&A, and have concluded that these controls and procedures were appropriately designed.

10	ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/search-filings under the Company’s name. Press releases and other information are also available in the Investor section of the Company’s website at www.bragg.group.

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